June 25, 2025

Lisa Conte
Chief Executive Officer
Jaguar Health, Inc.
200 Pine Street, Suite 400
San Francisco, CA 94104

        Re: Jaguar Health, Inc.
            Registration Statement on Form S-3
            Filed June 20, 2025
            File No. 333-288202
Dear Lisa Conte:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael S. Lee, Esq.